

06013609

Q1

First Quarter 2006
Report to Shareholders
12 Weeks Ended March 25, 2006

Loblaw®
COMPANIES LIMITED

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements include expected sales and earnings prospects for 2006. Forward-looking statements are typically identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, the ability to realize anticipated cost savings, including those resulting from restructuring and other cost reduction initiatives, the ability to execute restructuring plans effectively, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The Company cautions that this list of factors is not exhaustive. These factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the MD&A included in the Company's 2005 Annual Report.

The assumptions applied in making the forward-looking statements contained in this Quarterly Report, including this MD&A include the following: economic conditions in 2006 do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our market nor does any existing competitor unexpectedly significantly increase its presence, anticipated cost savings from restructuring activities are realized as planned, continuing future restructuring activities are effectively executed, there are no material work stoppages in 2006 and the performance of third-party service providers is in accordance with expectations in the upcoming year.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including the MD&A are made only as of the filing date of this Quarterly Report and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Contents

eport to Shareholders

oblaw Companies Limited realized first quarter basic net earnings per common share of 51 cents compared o 52 cents in 2005, a decline of 1.9%. After adjusting for the effects of restructuring and other charges, the et effect of stock-based compensation and the associated equity forwards and the impact of variable interest ntities, adjusted basic net earnings per common share[1] for the quarter totaled 54 cents compared to the 7 cents reported during the same period in 2005, a decline of 19.4%.

s indicated on previous occasions, the Company expected that adjusted basic net earnings per common hare[1] for the first quarter would be less than those reported for the same period in 2005. This decline was ttributable, in large part, to the continuing effects from challenges encountered during the execution of lanned changes to its systems, supply chain and general merchandise and drugstore areas which ommenced in 2005. The emphasis in the early part of 2006 continues to be on improving service levels, articularly in the general merchandise area, and ensuring that product is available at the store level to upport merchandising programs. Service to the food business which was adversely impacted as attention and resources were diverted to the resolution of these challenges, has now returned to normal levels. Improvements continue to be made in resolving issues affecting the performance of the general merchandise supply chain as the Company works towards achieving anticipated performance levels in this area.

Sales for the first quarter of 2006 increased by 1.4% or $87 million to $6.1 billion including a 0.1% or $10 million increase relating to the consolidation of certain independent franchisees pursuant to accounting standards implemented in the first quarter of 2005. Same-store sales during the quarter declined by 2.5%. Sales and same-store sales growth in the first quarter of 2006 were adversely impacted by the timing of Easter which occurred three weeks later in 2006, resulting in a shift in holiday sales into the second quarter of 2006. The negative impact on sales growth for the first quarter of 2006 from the shift in Easter sales was estimated to be approximately 1%. In addition, the impact of school holiday timing during the first week of 2006 combined with one less selling day also adversely impacted sales growth by an estimated 1% for the first quarter of 2006. Food and drugstore sales posted gains over the same period last year. Sales growth in general merchandise continues to be adversely impacted by the effects of the previously described challenges encountered in 2005.

Operating income of $259 million in the first quarter of 2006 was equal to that of the first quarter of 2005. The operating margin was 4.2% for the first quarter of 2006 and compared to 4.3% in 2005. Adjusting for the effects of restructuring and other charges, the net effect of stock-based compensation and the associated equity forwards and the impact of variable interest entities, adjusted operating income[1] for the first quarter of 2006 was $270 million compared to $318 million in the first quarter of 2005 which resulted in an adjusted operating margin[1] of 4.5% and 5.3% respectively.

(1) See Non-GAAP Financial Measures on page 12.

As noted previously, the Company anticipates that the impact of the supply chain restructuring and other transformative measures will have stabilized by the end of the second quarter, and that quarterly adjusted basic net earnings per common share[1] performance will improve on a year-over-year basis during the remainder of the year.

Loblaw is committed to its transformative strategy, which it believes is essential to the Company's continued success. The industry continues to be marked by the blurring of food distribution channels, an unprecedented increase in retail square footage and non-unionized competitor workforces. In anticipation of an ever-increasing competitive environment, the Company made a number of deliberate strategic choices which it believes will ensure that it can compete successfully in the years to come.

Loblaw chose to build its business for the long term. It chose to create a portfolio of distinct formats to meet the needs of diverse markets across the country; to establish a common national infrastructure; to remain an innovator for the consumer through its control label and other product offerings; and, most importantly of all, it chose to develop its greatest resource – its people.

To that end, during and subsequent to the first quarter the Company announced a number of significant appointments to and within its already strong management leadership team. These appointments bring added expertise and focus to such areas as food, general merchandise, retail operations, supply chain and employee development.

The Company believes that it has the right strategy, and that it has the management team that will enable it to achieve the benefits of the choices made and actions taken. It believes that these benefits will include a strengthened competitive position for the long term and the creation of sustainable value for shareholders.



W. Galen Weston
Chairman



John A. Lederer
President

Toronto, Canada
May 2, 2006

(1) See Non-GAAP Financial Measures on page 12.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2006 unaudited interim period consolidated financial statements and the accompanying notes on pages 16 to 24 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2005 and the related annual MD&A included in the Company's 2005 Annual Report. The Company's 2006 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These interim period consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15"). A glossary of terms used throughout this Quarterly Report can be found on page 68 of the Company's Financial Report contained in its 2005 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as cumulative operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as cumulative net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to May 2, 2006, unless otherwise noted.

Results of Operations

For the first quarter of 2006, basic net earnings per common share were 51 cents compared to 52 cents in 2005, a decline of 1.9%. Basic net earnings per common share were negatively impacted in the first quarter of 2006 by the following:

- 1 cent per common share for the net effect of stock-based compensation and the associated equity forwards;
- 1 cent per common share related to restructuring and other charges; and
- 1 cent per common share related to the consolidation of VIEs.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 54 cents for the first quarter of 2006. These results compared to adjusted basic net earnings per common share[1] of 67 cents for the first quarter of 2005, which excluded the negative impact of 13 cents per common share for restructuring and other charges and 2 cents per common share for the net effect of stock-based compensation and the associated equity forwards.

(1) See Non-GAAP Financial Measures on page 12.

In line with Company expectations, the first quarter 2006 results were adversely affected by the expected continuation of short term costs associated with certain transformative changes undertaken by the Company.

During 2005, the Company encountered challenges during the execution of planned changes in its systems, supply chain and general merchandise and drugstore areas including supply chain system conversions which were initiated as part of the creation of a national platform and the startup of a new third-party owned and operated warehouse and distribution centre for eastern Canada which handles general merchandise and certain drugstore products, primarily health and beauty care products. These challenges, which disrupted the flow of inventory to the Company's stores and resulted in additional operating costs, continued into the first quarter of 2006. Improvements continue to be made in resolving issues affecting general merchandise and drugstore service levels with drugstore approaching previous levels. The Company is stabilizing supply chain operations in these areas and expects to show further improvements by the end of the second quarter. Service levels relating to food have returned to normal operating levels.

Sales Sales for the first quarter increased by 1.4% or $87 million to $6.1 billion, including an increase of 0.1% or $10 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15. In 2006, sales excluding the impact of VIEs[(1)] increased by $77 million or 1.3% over the comparable period last year.

Sales and Sales Growth Excluding Impact of VIEs[(1)]

($ millions except where otherwise indicated)	**2006 (12 weeks)**	2005[(2)] (12 weeks)
Total sales	**$ 6,147**	$ 6,060
Less: Sales attributable to the consolidation of VIEs	**81**	71
Sales excluding the impact of VIEs[(1)]	**$ 6,066**	$ 5,989
Total sales growth	**1.4%**	7.8%
Less: Positive impact on sales growth attributable to the consolidation of VIEs	**0.1%**	1.3%
Sales growth excluding the impact of VIEs[(1)]	**1.3%**	6.5%

(1) See Non-GAAP Financial Measures on page 12.
(2) The Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* in the first quarter of 2006 on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for 2005 and 2004 have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the "Accounting Standards Implemented in 2006" section included in this MD&A.

The following factors further explain the major components in the change in sales over the prior year:

- Easter occurred three weeks later in 2006 resulting in a shift in holiday sales into the second quarter of 2006, negatively impacting sales and same-store sales growth for the first quarter of 2006 by approximately 1%;
- school holiday timing during the first week of 2006 coupled with one less selling day in the quarter, adversely impacted sales and same-store sales growth by approximately 1% for the first quarter of 2006;
- same-store sales decline of 2.5%;
- significant sales growth from *The Real Canadian Superstore* program in Ontario;
- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" was approximately 1.5-2.0% for the first quarter of 2006 which was consistent with the comparable period of 2005;
- food and drugstore sales posted gains over the comparable period in 2005;
- general merchandise sales growth continued to be adversely impacted by the effects of the challenges initially encountered in 2005;
- the impact on Company sales of the market decline in tobacco was a decline of approximately 0.7%; and
- an increase in net retail square footage of 2.5 million square feet or 5.4% during the latest four quarters, due to the opening of 60 new corporate and franchised stores and the closure of 46 stores, inclusive of stores which have undergone conversions and major expansions; during the first quarter of 2006, 5 new corporate and franchised stores were opened and 6 were closed resulting in a net increase of 0.1 million square feet or 0.3%.

Operating Income Operating income of $259 million for the first quarter of 2006 was equal to that of the comparable period last year. The operating margin was 4.2% for the first quarter of 2006 compared to 4.3% in 2005.

The impact of the restructuring plan introduced in the first quarter of 2005 continued into 2006. This plan included the restructuring of the supply chain network and the office move and reorganization of the operation support functions. An incremental $2 million of costs associated with the restructuring of the supply chain network, which is anticipated to be fully implemented by the end of 2008, was recognized in the first quarter of 2006. Of the $90 million total expected costs to be incurred by the end of 2008, $64 million has been recognized during 2005 and 2006. The remaining costs will be recognized as appropriate criteria are met.

An incremental $1 million of costs associated with the office move and reorganization of the operation support functions was also recognized in the first quarter of 2006. All of the expected $25 million of costs related to these initiatives have now been recognized.

Anticipated benefits from these initiatives are expected one year later than originally anticipated.

($ millions)	Costs Recognized **2006 (12 weeks)**	2005 (12 weeks)	Total Expected Costs	Total Expected Costs Remaining
Supply chain network	**$ 2**	$ 51	$ 90	$ 26
Office move and reorganization of the operation support functions	**1**	4	25	-
Total restructuring and other charges	**$ 3**	$ 55	$ 115	$ 26

In addition, the Company recognized a charge in operating income of $3 million (2005 – $5 million) for the net effect of stock-based compensation and the associated equity forwards and a charge of $5 million (2005 – $1 million income) resulting from the consolidation of VIEs.

After adjusting for the above-noted items, adjusted operating income[1] was $270 million in the first quarter of 2006 compared to $318 million in the comparable period of 2005. Adjusted operating margin[1] was 4.5% in the first quarter of 2006 compared to 5.3% in 2005. Adjusted EBITDA margin[1] decreased to 6.6% from 7.2% in 2005.

In the first quarter of 2006, operations continued to feel the adverse effects of certain system conversions and the startup of a new third-party owned and operated general merchandise and drugstore warehouse and distribution centre servicing eastern Canada. These disruptions commenced late in the second quarter of 2005.

Planned system conversions of a number of western Canada warehouses to a national information technology platform that were delayed in 2005 resumed in the first quarter of 2006 and have been successfully completed resulting in a minimal impact to ongoing operations. However, the implementation challenges arising from the 2005 conversions, particularly the conversion of the distribution centre in Calgary, Alberta which handles general merchandise and certain drugstore products, primarily health and beauty care products, continue to adversely impact operating results. Service levels continue to be below normal running rates for general merchandise but are stabilizing and are expected to improve by the end of the second quarter of 2006. Food service levels have returned to normal operating levels.

In 2005, the Ontario general merchandise and drugstore warehouse and distribution activities were transitioned to a new facility owned and operated by a third party. Service levels in 2006 have improved over those of 2005 and continue to move towards targeted levels.

(1) See Non-GAAP Financial Measures on page 12.

Incremental direct costs incurred in the handling, storage and movement of inventory resulting from these disruptions, which were first incurred during the third quarter of 2005, have been steadily decreasing and were not material in the first quarter of 2006.

The emphasis in the early part of 2006 continues to be on improving service levels and ensuring that product is available at the store level to support merchandising programs, particularly in general merchandise.

Gross margin in the first quarter of 2006 was approximately equal to that of the first quarter of 2005 due to strategic price investment in certain markets and product mix offset by improved buying synergies. Softening sales from continued product supply issues and deliberate delays in program activities resulted in lost leverage on the fixed components of operating and administrative expenses.

Interest Expense For the first quarter of 2006, interest expense was $60 million compared to $55 million in 2005 due primarily to an increase in short term Canadian borrowing rates. Interest on long term debt was $66 million compared to $65 million in 2005. Interest expense on financial derivative instruments which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards was $1 million (2005 – $4 million income) for the quarter. During the first quarter, $5 million (2005 – $5 million) of interest expense was capitalized to fixed assets.

Income Taxes The effective income tax rate increased to 32.2% compared to 29.9% in 2005 as a result of the change in the proportion of taxable income across different jurisdictions including the effect of restructuring and other charges in 2005.

Net Earnings Net earnings for the first quarter decreased $2 million, or 1.4%, to $140 million from $142 million in the first quarter of 2005. Basic net earnings per common share for the first quarter decreased 1 cent or 1.9% to 51 cents from 52 cents in the first quarter of 2005.

Financial Condition

Financial Ratios In line with 2005, Loblaw continued to maintain a consistent financial position into the first quarter of 2006. The net debt[1] to equity ratio of .74:1 at the end of the first quarter of 2006 compared to .79:1 in the same period of 2005 and to .66:1 at year end 2005. The reduction in the net debt[1] to equity ratio at the end of the first quarter of 2006 when compared to the end of the first quarter last year was mainly due to the increase in shareholders' equity. The net debt[1] to equity ratio at the end of the first quarter is typically higher than that of year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, the net debt[1] to equity ratio is expected to improve throughout the remainder of the year.

(1) See Non-GAAP Financial Measures on page 12.

As a result of higher interest expense, the interest coverage ratio was 4.3 times for the first quarter of 2006 compared to 4.7 times in 2005. The interest coverage ratio is expected to improve during the remainder of the year with expected improvements in operating income.

The rolling year return on average total assets[1] at the end of the first quarter of 2006 decreased to 11.1% compared to 13.6% for the comparable period of 2005 and to 11.2% at year end 2005. The rolling year return on average shareholders' equity at the end of the first quarter decreased to 13.0% compared to 18.2% for the comparable period of 2005 and to 13.2% at year end 2005. Both were negatively impacted by the decline in cumulative operating income for the latest four quarters.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 21 cents per common share was paid on April 1, 2006.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,054,814 common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 9 to the unaudited interim period consolidated financial statements.

Liquidity and Capital Resources

Cash Flows used in Operating Activities First quarter cash flows used in operating activities were $410 million compared to $210 million in the comparable period of 2005. The change in cash flows used in operating activities is mainly due to the increase in the use of non-cash working capital. A decrease in accounts payable and accrued liabilities together with an increase in inventory accounted for the majority of the change.

On an annual basis, the cash flows from operating activities are expected to fund a large portion of Loblaw's 2006 funding requirements, including its planned capital investment activity of approximately $900 million. The investment in non-cash working capital is expected to decline and net earnings before minority interest and depreciation and amortization are expected to increase throughout the remainder of the year.

Cash Flows (used in) from Investing Activities First quarter cash flows used in investing activities were $273 million compared to $70 million of cash flows from investing activities in 2005. The term to maturity profile of the Company's short term investment portfolio resulted in a shift in classification to short term investments from cash and cash equivalents and in the change in cash flows used in investing activities in the first quarter of 2006 relative to that of 2005.

(1) See Non-GAAP Financial Measures on page 12.

Capital investment for the first quarter amounted to $191 million (2005 – $221 million) as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

During the first quarter $55 million (2005 – $10 million) of credit card receivables were securitized by President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to an independent trust. The securitization yielded a nominal net gain (2005 – nominal net loss) based on the assumptions disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report. The independent trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 15%) of the securitized amount.

During the first quarter of 2006 PC Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior and subordinated notes at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by PC Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. PC Bank will continue to service the credit card receivables on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. The restructuring of the portfolio yielded a nominal net loss.

Cash Flows from Financing Activities First quarter cash flows from financing activities were $483 million compared to $422 million in 2005.

During the first quarter of 2006, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,702,740 of its common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter which is 16 weeks in duration.

Summary of Quarterly Results

($ millions except where otherwise indicated)	First Quarter 2006	First Quarter 2005	Fourth Quarter 2005	Fourth Quarter 2004	Third Quarter 2005	Third Quarter 2004	Second Quarter 2005	Second Quarter 2004
Sales[2]	**$ 6,147**	$ 6,060	$ 6,552	$ 6,283	$ 8,610	$ 8,089	$ 6,405	$ 6,036
Net earnings	**$ 140**	$ 142	$ 201	$ 337	$ 192	$ 258	$ 211	$ 197
Net earnings per common share								
Basic ($)	**$ 0.51**	$ 0.52	$ 0.73	$ 1.23	$ 0.70	$ 0.94	$ 0.77	$ 0.72
Diluted ($)	**$ 0.51**	$ 0.52	$ 0.73	$ 1.22	$ 0.70	$ 0.94	$ 0.76	$ 0.71

Sales growth continued into the first quarter of 2006 at a slower rate than 2005. Same-store sales growth during the current quarter declined 2.5%. Sales and same-store sales growth in the first quarter of 2006 were adversely impacted by the timing of Easter which occurred three weeks later in 2006, resulting in a shift in holiday sales into the second quarter of 2006. The negative impact on sales growth for the first quarter of 2006 from the shift in Easter sales was estimated to be approximately 1%. In addition, the impact of school holiday timing during the first week of 2006 combined with one less selling day also adversely impacted sales growth by an estimated 1% for the first quarter of 2006. Sales from VIEs consolidated by the Company commencing in 2005, accounted for quarterly sales growth for the last three quarters of 2005 of between 1.6% and 1.8% when compared to the respective quarters in 2004. Net earnings for 2006 and 2005 include the effect of costs associated with the supply chain disruptions. In addition, variability in net earnings in 2005 resulted mainly from restructuring and other charges, fluctuations in stock-based compensation net of the impact of the associated equity forwards and charges related to Goods and Services Tax and provincial sales taxes.

Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

(2) The Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* in the first quarter of 2006 on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for 2005 and 2004 have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the "Accounting Standards Implemented in 2006" section included in this MD&A.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the statement of earnings. Accordingly, the implementation of EIC 156 on a retroactive basis, resulted in a reclassification reducing both sales and cost of sales, selling and administrative expenses as follows:

	First Quarter (12 weeks)		Second Quarter (12 weeks)		Third Quarter (16 weeks)		Fourth Quarter (12 weeks)		Total (52 weeks)	
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales as previously reported	$ 6,124	$ 5,677	$ 6,436	$ 6,069	$ 8,653	$ 8,134	$ 6,588	$ 6,329	$ 27,801	$ 26,209
Sales after reclassification	$ 6,060	$ 5,622	$ 6,405	$ 6,036	$ 8,610	$ 8,089	$ 6,552	$ 6,283	$ 27,627	$ 26,030
Reclassification between sales and cost of sales, selling and administrative expenses	$ 64	$ 55	$ 31	$ 33	$ 43	$ 45	$ 36	$ 46	$ 174	$ 179

As reclassifications, these changes did not impact net earnings. Operating margins, adjusted operating margins[1] and adjusted EBITDA margins[1] for 2005 have also been recalculated and updated if applicable as a result of the change in sales.

Outlook

As noted previously, the Company anticipates that the impact of the supply chain restructuring and other transformative measures will have stabilized by the end of the second quarter, and that quarterly adjusted basic net earnings per common share[1] performance will improve on a year-over-year basis during the remainder of the year.

Loblaw is committed to its transformative strategy, which it believes is essential to the Company's continued success. The industry continues to be marked by the blurring of food distribution channels, an unprecedented increase in retail square footage and non-unionized competitor workforces. In anticipation of an ever-increasing competitive environment, the Company made a number of deliberate strategic choices which it believes will ensure that it can compete successfully in the years to come.

Loblaw chose to build its business for the long term. It chose to create a portfolio of distinct formats to meet the needs of diverse markets across the country; to establish a common national infrastructure; to remain an innovator for the consumer through its control label and other product offerings; and, most importantly of all, it chose to develop its greatest resource – its people.

(1) See Non-GAAP Financial Measures on page 12.

To that end, during and subsequent to the first quarter the Company announced a number of significant appointments to and within its already strong management leadership team. These appointments bring added expertise and focus to such areas as food, general merchandise, retail operations, supply chain and employee development.

The Company believes that it has the right strategy, and that it has the management team that will enable it to achieve the benefits of the choices made and actions taken. It believes that these benefits will include a strengthened competitive position for the long term and the creation of sustainable value for shareholders.

Additional Information

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of VIEs These financial measures exclude the impact of the increase in sales from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. This impact of the increase in sales is excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. Both the current and comparative measures reflect the retroactive implementation of EIC 156. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding Impact of VIEs" on page 4 of this MD&A.

Adjusted Operating Income and Margin The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the unaudited interim period consolidated statements of earnings for the twelve week periods ended March 25, 2006 and March 26, 2005. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)
Operating income	**$ 259**	$ 259
Add (deduct) impact of the following:		
Net effect of stock-based compensation and the associated equity forwards	**3**	5
Restructuring and other charges	**3**	55
VIEs	**5**	(1)
Adjusted operating income	**$ 270**	$ 318

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding impact of VIEs.

Adjusted EBITDA and Margin The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings, in the table above, for the twelve week periods ended March 25, 2006 and March 26, 2005. Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)
Adjusted operating income	**$ 270**	$ 318
Add (deduct) impact of the following:		
Depreciation and amortization	**134**	120
VIEs depreciation and amortization	**(6)**	(4)
Adjusted EBITDA	**$ 398**	$ 434

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding impact of VIEs.

Adjusted Basic Net Earnings per Common Share The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the unaudited interim period consolidated statements of earnings for the twelve week periods ended March 25, 2006 and March 26, 2005. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2006 (12 weeks)	2005 (12 weeks)
Basic net earnings per common share	**$ 0.51**	$ 0.52
Add impact of the following:		
Net effect of stock-based compensation and the associated equity forwards	**0.01**	0.02
Restructuring and other charges	**0.01**	0.13
VIEs	**0.01**	
Adjusted basic net earnings per common share	**$ 0.54**	$ 0.67

Net Debt The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at March 25, 2006 and March 26, 2005. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2006	2005
Bank indebtedness	**$ 80**	$ 55
Commercial paper	**871**	799
Long term debt due within one year	**159**	31
Long term debt	**4,183**	4,329
Less: Cash and cash equivalents	**716**	862
Short term investments	**187**	4
Net debt	**$ 4,390**	$ 4,348

Total Assets The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at March 25, 2006 and March 26, 2005. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	**2006**	2005
Total assets[3]	**$ 13,797**	$ 13,162
Less: Cash and cash equivalents	**716**	862
Short term investments	**187**	4
Total assets	**$ 12,894**	$ 12,296

(3) Certain prior year's information was reclassified to conform with the current year's presentation.

Consolidated Statements of Earnings
(unaudited)

For the periods ended March 25, 2006 and March 26, 2005 ($ millions except where otherwise indicated)	**2006 (12 weeks)**	2005 (12 weeks)
Sales (note 2)	**$ 6,147**	$ 6,060
Operating Expenses		
Cost of sales, selling and administrative expenses (note 2)	**5,751**	5,626
Depreciation and amortization	**134**	120
Restructuring and other charges (note 3)	**3**	55
	5,888	5,801
Operating Income	**259**	259
Interest Expense (note 4)	**60**	55
Earnings Before Income Taxes	**199**	204
Income Taxes (note 5)	**64**	61
Net Earnings Before Minority Interest	**135**	143
Minority Interest	**(5)**	1
Net Earnings	**$ 140**	$ 142
Net Earnings Per Common Share ($) (note 6)		
Basic and Diluted	**$ 0.51**	$ 0.52

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings
(unaudited)

For the periods ended March 25, 2006 and March 26, 2005 ($ millions except where otherwise indicated)	**2006 (12 weeks)**	2005 (12 weeks)
Retained Earnings, Beginning of Period	**$ 4,694**	$ 4,193
Net earnings	**140**	142
Dividends declared per common share – 21¢ (2005 – 21¢)	**(58)**	(58)
Retained Earnings, End of Period	**$ 4,776**	$ 4,277

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at March 25, 2006 and December 31, 2005 ($ millions)	2006 (unaudited)	2005
Assets		
Current Assets		
Cash and cash equivalents	**$ 716**	$ 916
Short term investments	**187**	4
Accounts receivable (note 7)	**536**	656
Inventories	**2,076**	2,020
Income taxes	**46**	3
Future income taxes	**76**	72
Prepaid expenses and other assets	**57**	30
Total Current Assets	**3,694**	3,701
Fixed Assets	**7,833**	7,785
Goodwill	**1,588**	1,587
Other Assets	**682**	688
Total Assets	**$ 13,797**	$ 13,761
Liabilities		
Current Liabilities		
Bank indebtedness	**$ 80**	$ 30
Commercial paper	**871**	436
Accounts payable and accrued liabilities	**2,020**	2,535
Long term debt due within one year	**159**	161
Total Current Liabilities	**3,130**	3,162
Long Term Debt	**4,183**	4,194
Future Income Taxes	**230**	237
Other Liabilities	**280**	271
Minority Interest	**6**	11
Total Liabilities	**7,829**	7,875
Shareholders' Equity		
Common Share Capital (note 9)	**1,192**	1,192
Retained Earnings	**4,776**	4,694
Total Shareholders' Equity	**5,968**	5,886
Total Liabilities and Shareholders' Equity	**$ 13,797**	$ 13,761

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

(unaudited)

For the periods ended March 25, 2006 and March 26, 2005 ($ millions)	2006 (12 weeks)	2005 (12 weeks)
Operating Activities		
Net earnings before minority interest	**$ 135**	$ 143
Depreciation and amortization	**134**	120
Restructuring and other charges (note 3)	**3**	55
Future income taxes	**(13)**	(15)
Change in non-cash working capital	**(692)**	(517)
Other	**23**	4
Cash Flows used in Operating Activities	**(410)**	(210)
Investing Activities		
Fixed asset purchases	**(191)**	(221)
Short term investments	**(183)**	271
Proceeds from fixed asset sales	**6**	16
Credit card receivables, after securitization (note 7)	**118**	52
Franchise investments and other receivables	**(14)**	(24)
Other	**(9)**	(24)
Cash Flows (used in) from Investing Activities	**(273)**	70
Financing Activities		
Bank indebtedness	**50**	8
Commercial paper	**435**	326
Long term debt – Issued	**4**	304
– Retired	**(6)**	(215)
Common share capital		
– Issued		1
Other		(2)
Cash Flows from Financing Activities	**483**	422
Effect of foreign currency exchange rate changes on cash and cash equivalents		11
Initial impact of variable interest entities		20
Change in Cash and Cash Equivalents	**(200)**	313
Cash and Cash Equivalents, Beginning of Period	**916**	549
Cash and Cash Equivalents, End of Period	**$ 716**	$ 862

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2005 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2005 Annual Report.

The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

Use of Estimates and Assumptions The preparation of the unaudited interim period consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the unaudited interim period consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative Information Certain prior year's information was reclassified to conform with the current year's presentation, see Note 2.

Note 2. Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the statement of earnings. Accordingly, the implementation of EIC 156 on a retroactive basis, resulted in a reduction in both sales and cost of sales, selling and administrative expenses of $67 million for the first quarter of 2006 and $64 million for the first quarter of 2005. As reclassifications, these changes did not impact net earnings.

Note 3. Restructuring and Other Charges

During 2005, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is expected to be completed by the end of 2008 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million total estimated cost, approximately $57 million is attributable to employee termination benefits which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation of assets relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the first quarter of 2006, the Company recognized $2 million (2005 – $51 million) of restructuring costs resulting from this plan. At the end of the first quarter of 2006 $26 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

In addition, the Company consolidated several administrative and operating offices from across southern Ontario into a new national head office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. In the first quarter of 2006, the Company recognized $1 million (2005 – $4 million) of restructuring costs resulting from this restructuring activity. All of the expected $25 million of costs related to these initiatives have now been recognized.

The following table provides a summary of the costs recognized and cash payments made in 2006 as well as the corresponding net liability as at March 25, 2006.

($ millions)	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	2006 (12 weeks) Total	2005 (12 weeks) Total
Net Liability as at December 31, 2005	$ 41	$ -	$ 41			
Costs recognized during the period:						
Supply chain network	$ -	$ 1	$ 1	$ 1	$ 2	$ 51
Office move and reorganization of the operation support functions	-	1	1	-	1	4
	$ -	$ 2	$ 2	$ 1	$ 3	$ 55
Cash payments during the period:						
Supply chain network	$ 1	$ 1	$ 2			
Office move and reorganization of the operation support functions	1	1	2			
	$ 2	$ 2	$ 4			
Net liability as at March 25, 2006	$ 39	$ -	$ 39			
Recorded in the consolidated balance sheet as follows:						
Other assets[1]	$ 9		$ 9			
Accounts payable and accrued liabilities	5		5			
Other liabilities	25		25			
Net liability as at March 25, 2006	$ 39		$ 39			

(1) Represents defined benefit pension plan costs applied to other assets.

Note 4. Interest Expense

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)
Interest on long term debt	**$ 66**	$ 65
Interest on financial derivative instruments	**1**	(4)
Net short term interest	**(2)**	(1)
Capitalized to fixed assets	**(5)**	(5)
Interest expense	**$ 60**	$ 55

Net interest paid in the first quarter was $59 million (2005 – $57 million).

Note 5. Income Taxes

Net income taxes paid in the first quarter were $120 million (2005 – $143 million).

Note 6. Basic and Diluted Net Earnings per Common Share

	2006 (12 weeks)	2005 (12 weeks)
Net earnings ($ millions)	$ 140	$ 142
Weighted average common shares outstanding (in millions)	274.1	274.3
Dilutive effect of stock-based compensation (in millions)	0.5	1.3
Diluted weighted average common shares outstanding (in millions)	274.6	275.6
Basic and diluted net earnings per common share ($)	$ 0.51	$ 0.52

At the end of the first quarter 2,252,082 (2005 – nil) stock options, with a weighted average exercise price of $69.58 per common share, were not recognized in the computation of diluted net earnings per common share because the exercise prices of the options were greater than the average market price of the common shares for the first quarter of 2006.

Note 7. Credit Card Receivables

During the first quarter $55 million (2005 – $10 million) of credit card receivables were securitized by President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to an independent trust. The securitization yielded a nominal net gain (2005 – nominal net loss) based on the assumptions disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2005. The independent trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 15%) of the securitized amount.

($ millions)	2006 (as at March 25, 2006)	2005 (as at December 31, 2005)
Credit card receivables	$ 1,193	$ 1,257
Amount securitized	(1,065)	(1,010)
Net credit card receivables	$ 128	$ 247

During the first quarter of 2006 PC Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior and subordinated notes at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by PC Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. PC Bank will continue to service the credit card receivables on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. The restructuring of the portfolio yielded a nominal net loss.

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $35 million (2005 – $22 million) for the first quarter. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Common Share Capital

(in millions)	**2006 (12 weeks)**	2005 (12 weeks)
Actual common shares outstanding	**274.1**	274.3
Weighted average common shares outstanding	**274.1**	274.3

Note 10. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)
Stock option plan expense	**$ 1**	$ 6
Equity forwards gain	**(1)**	(3)
Restricted share unit plan expense	**3**	2
Net stock-based compensation cost	**$ 3**	$ 5

Stock Option Plan During the first quarter of 2006, the Company paid the share appreciation value of $0.4 million (2005 – $25 million) on the exercise of 26,521 (2005 – 670,445) stock options. In addition, 17,886 (2005 – 17,762) stock options were forfeited or cancelled. Under its existing stock option plan, the Company granted 48,742 (2005 – 2,152,252) stock options with an exercise price of $54.71 (2005 – $69.63) per common share during the first quarter of 2006.

At the end of the first quarter, a total of 5,309,757 (2005 – 5,805,003) stock options were outstanding and represented approximately 1.9% (2005 – 2.1%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the first quarter was $56.61 (2005 – $72.68).

Restricted Share Unit ("RSU") Plan During the first quarter of 2006, the Company granted 644,712 RSUs to 231 employees under its existing RSU plan.

Corporate Profile

Loblaw Companies Limited ("Loblaw or the "Company"") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and everyday household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice* and *no name* brands.

While food remains at the heart of its offering, Loblaw seeks to change Canadians' perceptions of what a supermarket can be. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household needs of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, PC Financial auto, home, travel and pet insurance as well as the *PC* points loyalty program.

Loblaw seeks to achieve its business objectives through stable, sustainable and long term growth. Its willingness to assume prudent operating risks is equaled by its commitment to the maintenance of a strong balance sheet position. In executing its strategies, Loblaw allocates the resources needed to invest in and expand its existing markets. It also maintains an active product development program. Loblaw is highly selective in its consideration of acquisitions and other business opportunities. Given the competitive nature of its industry, Loblaw also strives to make its operating environment as stable and as cost effective as possible. It works to ensure that its technology systems and logistics enhance the efficiency of its operations.

Trademarks

Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Investor Relations and Public Affairs at the Company's National Head Office or by e-mail at investor@loblaw.ca.

Additional *information has been filed electronically with various securities regulators in Canada through* the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report was printed in Canada on recycled paper.

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (905) 459-2500
Fax: (905) 861-2206

Loblaw
COMPANIES LIMITED

loblaw.ca

LOBLAW COMPANIES LIMITED

RECEIVED
2006 MAY 19 P 1:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Details of Consolidated Earnings Coverage Ratio

For the 52 weeks ended March 25, 2006

($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	291
Consolidated interest on long term debt	291
CONSOLIDATED EARNINGS	
Net earnings	744
Minority Interest	(3)
Income taxes	403
Interest on long term debt	291
Consolidated earnings for earnings coverage ratio	1,435
CONSOLIDATED EARNINGS COVERAGE RATIO	4.931